[redacted]

BP 3/4

SEC Mail
Mail Processing
Section

FEB 25 2008

Washington, DC
106

SECU 08026013 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-66412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mt. Rushmore Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1661 Highway 1
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Spitz (641) 472-7373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 03/05/08

OATH OR AFFIRMATION

I, Gary Spitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mt. Rushmore Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
DENA MORRISSEY
Commission Number 703583
My Commission Expires
6-12-09

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MT. RUSHMORE SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2007

MT. RUSHMORE SECURITIES LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Mt. Rushmore Securities LLC

We have audited the accompanying statement of financial condition of Mt. Rushmore Securities LLC as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mt. Rushmore Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2008

MT. RUSHMORE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	217,885
Commissions receivable		27,993
Related party receivables (Note 3)		164,152
Prepaid expenses		18,701
Fixed assets, net of accumulated depreciation of $4,967		871
Total assets	**$**	**429,602**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	9,616
Payroll liabilities		2,174
Total liabilities		11,790
COMMITMENTS (Note 4)		
MEMBERS' EQUITY (Note 2)		417,812
Total liabilities and members'equity	**$**	**429,602**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions and fees	$ 507,511
Other income	48,402
Total revenue	555,913
EXPENSES:	
Commissions, Salaries and benefits	323,722
Registration fees	19,884
General and administrative expenses	57,314
Communications	9,577
Occupancy	23,971
Professional fees	31,345
Total expenses	465,813
NET INCOME	**$ 90,100**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		Members' Equity
BALANCE, December 31, 2006	$	327,712
Net income		90,100
BALANCE, December 31, 2007	**$**	**417,812**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	90,100
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		617
Decrease in commissions receivable		6,997
Increase in prepaid expense		(1,512)
Decrease in accounts payable and payroll liablilities		(8,729)
Net cash provided by operating activities		87,473
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Increase in related party receivables		(88,249)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(776)
CASH AND CASH EQUIVALENTS, at beginning of year		218,661
CASH AND CASH EQUIVALENTS, at end of year	**$**	**217,885**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	**$**	**49**

The accompanying notes are an integral part of this statement.

MT. RUSHMORE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Mt. Rushmore Securities (the "Company") is a Delaware Limited Liability Company formed on December 2, 2003 to engage in business as a broker dealer. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc.. The Company's primary activity is marketing investment partnerships.

15c3-3 Exemption

The Company under rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, other assets and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a Limited Liability Company by the Internal Revenue Service. The Company's members are liable for federal and state income taxes on the Company's taxable income.

Fixed Assets

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five years.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $209,486 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .06 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY RECEIVABLES

The Company has an expense agreement with a related entity. Pursuant to the agreement the Company will pay all expenses and be reimbursed by the related entity. As of December 31, 2007, the related entity owed $164,152 for expenses paid on its behalf under the agreement.

NOTE 4 - COMMITMENTS

The Company has entered into a non-cancelable office lease expiring on December 31, 2008 with an option to renew for an additional 12 month period. The Company pays $1,464 a month in rent. During the year ended December 31, 2007, the Company paid $19,032 under this lease.

SUPPLEMENTARY INFORMATION

MT. RUSHMORE SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 DECEMBER 31, 2007

CREDIT:		
Members' equity	$	417,812
DEBITS:		
Fixed assets		871
Prepaid expenses		18,701
Related party receivables		164,152
Commissions recievable		24,602
Total debits		208,326
NET CAPITAL		209,486
Minimum requirements of 6-2/3% of aggregate indebtedness of $11,790 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**204,486**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	9,616
Payroll liabilities		2,174
Total aggregate indebtedness	**$**	**11,790**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.06 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying independent auditors' report.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
Mt. Rushmore Securities LLC

In planning and performing our audit of the financial statements and supplementary information of Mt. Rushmore Securities LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mt. Rushmore Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Mt. Rushmore Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that Mt. Rushmore Securities LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2008

END